Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

November 22, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 22, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Mana Capital Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of common stock par value $0.00001, one redeemable warrant to acquire one-half of share of common stock and one right entitling the holders to receive 1/7th of one share of common stock
Common Stock, par value $0.00001 per share
Redeemable Warrants, each warrant exercisable for one-half of one share of common stock an exercise price of $11.50 per share
Rights to receive one-seventh of one share of common stock

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi